1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 28, 2012	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

This English version is translated from the Chinese version. In case of any discrepancy between the English translation and the original Chinese text, the Chinese text shall prevail.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Rules of Procedure for Supervisory Committee

of

Yanzhou Coal Mining Company Limited

(Revision approved at The first 2010 extraordinary general meeting)

Chapter 1 General Provisions

Article 1 In order to standardize the operation mechanism of the Company, perfect supervisory system, protect the interests of the Company and the Shareholders, and elevate the work efficiency of Supervisory Committee, pursuant to the PRC Company Law (“Company Law”), Corporate Governance of Listing Companies, domestic and foreign listing rules and Articles, and based on the Company policies, to formulate these Rules of Procedures.

All supervisors of the Company shall comply with these rules of procedures.

Article 2 The Company in compliance with rules and regulations has set up Supervisory Committee, which exercised supervisory powers to protect the legitimate interests of Shareholders, the Company and employees.

Supervisory Committee shall report to the shareholders’ general meeting.

Article 3 The Company shall adopt measures to ensure Supervisors are kept informed of any necessary information and data; so that Supervisors can carry out an effective supervision, investigation and assessment of the financial conditions and operations management of the Company.

The General Manager shall, pursuant to the requirements of Supervisory Committee, report to Supervisory Committee any material contracts, implementation, uses of fund and profits and losses conditions. The General Manager shall ensure the truthfulness of such reporting.

Chapter 2 Constitution and Office of Supervisory Committee

Article 4 The Supervisory Committee shall be composed of 6 members, representatives of shareholders and representatives of the staff to be the Supervisors; the percentage of the representative of the staff shall not be less than one-third of the Supervisors. The Supervisory Committee shall have one Chairman and one vice chairman.

The appointment and dismissal of the Chairman and Vice Chairmen of the Supervisory Committee shall be passed by not less than two-thirds (inclusive) of its members.

Article 5 The term of office of Supervisors shall be three years, renewable upon re-election and re-appointment.

Representatives of shareholders shall be elected and dismissed by the shareholders’ general meeting. The candidates of representatives of shareholders for Supervisors shall be nominated and submitted an intention by Supervisory Committee to the shareholders’ general meetings under normal circumstances. Shareholders and the Directors of the Board shall nominate candidate for Supervisor in accordance with the Article; while representatives of employees shall be democratically elected and dismissed by the Company’s staff. The Directors, General Manager and other senior management members shall not assume the position of supervisors.

Article 6 A Supervisor shall satisfy the following general conditions for holding an office:

(1) with capability of communicating with the Shareholders, the staff and other relevant interest parties of the Company, and able to protect the interest of the Company’s shareholders;

(2) with professional knowledge and experience in the areas of legal, management and finance, etc;

(3) comply with the law and relevant regulations;

Article 7 According to the circumstances stated in Article 210 of the Articles of Association, may not serve as a Supervisor of the Company.

Article 8 Supervisory Committee has set up a unit – the Office of the Secretary to the Supervisory Committee, responsible for executing daily operations of Supervisory Committee.

Chapter 3 Functions and Powers of Supervisory Committee

Article 9 The Supervisory Committee shall be accountable to the shareholders’ general meeting and exercise the following powers in accordance with the laws:

(1) to review and provide a written opinion on the regular reports of the Company prepared by the Board;

(2) to examine the Company’s financial affairs;

(3) to supervise Directors and senior management members in performing their duties to the Company and to propose dismissal of Directors and senior management members who violate any laws, administrative regulations, the Articles of Association or resolutions of shareholders’ general meetings;

(4) to demand rectification from a Director and any other senior management members when the acts of such persons are harmful to the Company’s interest;

(5) to examine the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board to the shareholders’ general meetings and, should any queries arise, to engage, in the name of the Company, certified public accountants and practicing auditors to conduct a re-examination;

(6) to propose the convening of a shareholders’ extraordinary general meeting and to convene and preside over the shareholders’ general meeting when the Board fails to perform such duties under the Company Ordinance;

(7) to put forward proposals to the shareholders’ general meeting;

(8) in accordance with provisions of Article 152 of the Company Law to take legal actions against Directors and senior management members;

(9) to conduct investigations whenever unusual conditions of operation of the Company arises; and

(10) to exercise other powers specified under the laws, regulations and the Articles of Association.

The supervisors may attend board meetings as non-voting participants, and deliver enquiry or suggestion regarding resolutions at Board meetings.

Article 10 The supervisor read out the related special supervisory reports during the past year at the shareholders’ general meeting, the content shall include:

(1) the examination of Company’s financial condition;

(2) the accountability of Directors, senior management members in performing their duties; and implementation of the relevant laws, regulations and Articles of associations as well as the resolutions of shareholders’ meetings; and

(3) other important issues that Supervisory Committee shall report to the shareholders’ general meeting;

The Supervisory Committee shall explain and submit independent report to the shareholders’ general meeting for any motion while considered necessary.

Article 11 The Chairman of the Supervisory Committee shall exercise the following functions and duties:

(1) to convene and chair the Meetings of the Supervisory Committee, and to supervise the implementation of the resolutions of Supervisory Committee;

(2) to represent Supervisory Committee to report to the shareholders’ general meeting;

(3) in case of any litigation between directors or general manager and the Company, the chairman of Supervisory Committee representing the Company for any proceedings with the Director or general manager;

(4) other obligations shall be performed in accordance with the laws or Articles of Associations.

In the event the chairman of the Supervisory Committee is unable to perform his duties or he does not perform his duties, the Vice chairman of the Supervisory Committee shall preside; if the Vice chairman of the Supervisory Committee is unable to perform his duties or he does not perform his duties, Supervisor elected by more than half of the Supervisors shall perform his duties.

A Supervisor will be deemed to have failed to perform his duties if he fails to attend the meetings of the Supervisory Committee in person twice consecutively; and propose the shareholders’ general meeting or meetings of staff representative for his replacement.

Article 12 With regard to a violation of the law and in breach of other duties of any Directors and senior management members, the Supervisory Committee shall be entitled to propose, if passed by all supervisors by vote, the removal of Director at the shareholders’ general meeting or propose appointment of senior management members to the Board.

Article 13 Supervisory Committee based on supervisory record, and financial or special investigations results of Directors and senior management members as essential evidence for performance assessment.

Article 14 Supervisory Committee reported to the Board and shareholders’ general meetings; and at the same time, reported directly to securities regulatory authority and other relevant department.

Article 15 While Supervisory Committee exercise its power and if necessary, to engage professional institutions such as firms of lawyers and accountants to assist in the investigations at the costs of the Company.

Article 16 Supervisory Committee shall conduct financial Review at least one every year and if necessary, to visit affiliated enterprises for investigation, interview and full understanding of company operations; or to engage firms of lawyers and accountants or internal audit department to assist in the investigations.

Article 17 Supervisory Committee shall have regular organization for supervisors to undergo training of politics, current affairs, policies and regulations and business learning, as well as participating in meetings and training and other activities organized by authorities of the State, so as to improve continuously the quality and legitimate supervisory power of Supervisors.

Article 18 Supervisory Committee carries out supervision duties and participates in meetings, trainings and engaging firms of accountants to assist in investigations at the costs of the Company.

Article 19 All Supervisors shall fulfilled their supervising responsibilities, adhered to the principles of prudence and diligence, pursuant to laws, administrative regulations and Articles of Associations.

Chapter 4 System and Scope of meetings of Supervisory Committee

Article 20 Meetings of the Supervisory Committee shall be held at least once every six months. Supervisory Committee shall convene extraordinary supervisory meeting within ten days in case of the following circumstances:

(1) proposed the convening of an extraordinary supervisory meeting by any Supervisor;

(2) any passed at the Company’s general meeting or Board meeting violates the laws, regulations, rules and regulatory authorities, Articles of Associations, the resolutions of shareholders’ general meetings and other relevant requirements;

(3) any misconduct of Directors and senior management members may harm the interest of the Company or cause adverse impact in the marketplace;

(4) to take legal actions against the Company, Directors, Supervisors and senior management members by Shareholders;

(5) the Company, Directors, Supervisors and senior management members subject to penalties by the securities regulatory authorities or be publicly reprimanded by Shanghai Securities Exchange;

(6) requested the convening of an extraordinary supervisory meeting by securities regulatory authorities;

(7) such other circumstances as provided for the Articles of Association.

Notice period of the meeting of Supervisory Committee shall be at least five days in advance. Supervisors shall be notified at least two days in advance before the convening of extraordinary supervisory meeting. The way of notifying for the meeting of the Supervisory Committee shall be by way of delivery in person, facsimile, courier or registered mail. Once the meeting shall not be convened as scheduled, it shall make an announcement and give reasons therefor.

Supervisory Committee shall be conducted in strict compliance with provisions. Supervisory Committee may request Directors of the Company, senior management members, internal and external auditors to attend meetings of Supervisory Committee and answer any concerned queries.

Article 21 The notice of meetings of Supervisory Committee shall include the following: time, venue, duration, subject, agenda and the date of notice issued, of meeting convened.

Article 22 The chairman of the Supervisor Committee shall chair the meetings of Supervisor Committee. The meetings of Supervisory Committee shall be held with the presence of not less than two-third of the Supervisors. Each Supervisor shall have one vote.

Supervisors shall attend meetings of Supervisory Committee in person. Where a Supervisor is unable to attend a meeting for any reason, he may by a written power of attorney appoint another Supervisor to attend the meeting on his behalf.

The power of attorney shall set out the name of the proxy, the subject and scope of authorization and validity of the time limit of the proxy, which shall be signed or officially sealed by the authorizing party.

A Supervisor appointed as the representative of another Supervisor to attend the meeting shall exercise the rights of a Supervisor within the scope of authority conferred by the appointing Supervisor.

Article 23 Where a Supervisor is unable to attend a meeting of Supervisory Committee and has not appointed a proxy to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

Subject to protecting the interest of Supervisors of expressing opinion in extraordinary meetings of Supervisory Committee, the resolutions may be voted by the way of facsimile and shall be signed by the Supervisors present in the meetings.

Article 24 The primary scope of the rules of procedure of the Supervisory Committee is:

(1) to provide supervisory opinion on the operating objectives, policies and investment plans of the Company;

(2) to provide opinion on the Company’s proposed interim and annual preliminary and final financial budgets and reports disclosure;

(3) to examine and provide supervisory opinion on the Company’s profit distribution plans and plans for making up losses;

(4) to provide opinion to the Board on deciding material investment, pledges and guarantees, etc.;

(5) to provide opinion on the review of the setup and implementation of internal system of the Company;

(6) to demand rectification from Directors and other senior management members in performing their duties to the Company who violate any laws, regulations, Articles of Associations and are harmful to the Shareholders’ and the Company’s interests;

(7) nomination, resignation, recommendation of list of new sessions of supervisors or list of increase / decrease submitted to shareholders’ general meetings;

(8) remuneration package of Senior Management members of the Company;

(9) interests of other related shareholders and concerns of Company development, etc.

Chapter 5 Resolutions of Supervisory Committee and Notice of Resolutions

Article 25 The rules of procedure of Supervisory Committee shall be by the way of convening meetings.

Article 26 The resolutions of Supervisory Committee meetings shall be voting by a show of hands or by poll. Each supervisor shall have one vote. And resolutions of supervisory Committee meetings shall be passed by no less than two-thirds of all Supervisors.

Article 27 The minutes of meetings of Supervisory Committee shall include the following:

(1) the session, the date, venue and way of the meeting convened;

(2) information of notice of the meeting;

(3) the name of convener of the meeting and chairman;

(4) information of supervisors attended the meeting;

(5) the agenda of the meeting and description of the situation held;

(6) consideration and approval of proposals at the meeting, main points and idea related to each item and the intent of voting on proposals of every supervisor;

(7) the voting method and results of each proposal (the number of affirmative, negative and abstention votes shall be specifically indicated); and

(8) any other business the Supervisory Committee considered necessary to record.

With regard to the way of convening meetings of Supervisory Committee shall be referenced to the above provisions, and recorded in the minutes of the meetings.

The supervisors present at the meeting and shall sign. Each supervisor is entitled to request that an explanation of his comments made at the meetings be noted in the minutes. The minutes of Supervisory Committee meetings shall be kept as Company filings for record for a minimum period of ten years.

Article 28 Supervisors present in meetings shall sign to confirm the minutes of the meetings and record of resolutions. Where Supervisors have different opinion on minutes of the meetings and record of resolutions, shall make written statement at the time of signature; and shall promptly report to the regulatory authorities or issue a public statement.

Should the Supervisor fail to comply with the requirements set out in the first paragraph of this article (neither making any written statement nor reporting to regulatory authorities and issuing public statement), he shall be deemed to entirely agree with the content of minutes of the meeting and record of resolutions.

Article 29 Supervisors shall be liable for resolutions of the Supervisory Committee. If the resolution of the Supervisory Committee is in violation of the laws, administrative regulations or the Articles of Association and the Company suffers serious losses as a result thereof, the Supervisors who participated in the passing of such resolution are liable to compensate the Company. However, if it can be proven that a Director expressly objected to the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such Supervisor may be released from such liability.

Article 30 Each resolution of the Supervisory Committee shall be executed by a designated supervisor or under his supervision. With regard to the substantive resolutions of supervisory items shall be executed by supervisors; while recommended resolutions shall be executed under his supervision.

Chapter 6 Information disclosure of Meetings of Supervisory Committee

Article 31 Supervisory Committee shall strictly, pursuant to the provisions of the regulatory authorities and stock exchange(s) on which the shares of the Company are listed, deal with matters relating to the information disclosure to ensure the timely and accurately disclose agenda and resolutions of the meetings of Supervisory Committee.

Article 32 All members of the committee attending the meeting shall have the duty of confidence in relation to trade secrets of the Company, any offenders shall be accountable for their actions.

Chapter 7 Supplementary Provisions

Article 33 In the event that the Rules are not in congruence with the laws, administrative regulations or Articles of Associations promulgated by the State, they shall be executed in accordance with the relevant laws, regulations and Articles of Associations; the Rules shall be revised immediately.

Article 34 The Supervisory Committee shall be responsible for interpreting these rules.

Article 35 For the matters which are not covered by the Rules, they shall be executed with reference with the Rules of procedure of the Board.

Article 36 All “over” in these Articles include themselves; “within” does not include themselves.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC